December 5, 2012

Via EDGAR and E-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Paul Fischer

Re:  8x8, Inc.
        Form 10-K for Fiscal Year Ended March 31, 2012
        Filed May 24, 2012
        File No. 000-21783

Ladies and Gentlemen:

This letter is in response to your letter received November 29, 2012 setting forth the comments of the staff of the Securities and Exchange Commission (the "Staff") regarding the Form 10-K for the fiscal year ended March 31, 2012. For your convenience we have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "8x8," "the Company," "our" or "us" mean 8x8, Inc.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Fiscal 2012 Summary Compensation Table

  We note that you paid bonuses to three of your named executive officers for the fiscal year 2012. Please tell us the basis for the compensation committee's decision to grant bonuses to these three officers and explain whether the awards were based on corporate or individual performance. Please include a description of any bonus payments to your named executive officers in future filings, if applicable. See Item 402(b) of Regulation S-K.

During fiscal 2012, the 8x8 Board of Directors awarded spot bonuses to Mr. Martin, $25,000; Mr. Weirich, $20,000; and Mr. Niederman, $10,000. Mr. Martin and Mr. Weirich received spot bonuses for their work in completing the Contactual, Inc. acquisition. Mr. Niederman received a spot bonus for his work in his initial three months of employment with the Company. All three of these bonuses were based on individual performance. In future filings we will include a description of any bonus payments to our named executives, if any, in accordance with Item 402(b) of Regulation S-K.

In connection with our responses to the Staff's comments, we acknowledge the following:

1. 8x8 is responsible for the adequacy and accuracy of the disclosures in the filings;

2. Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings; and

3. 8x8 may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please direct such questions to the undersigned by telephone at (408) 654-0900 or by fax at (408) 654-3322.

Very truly yours,

/s/ Dan Weirich
 Dan Weirich
Chief Financial Officer

cc: 8x8, Inc.
       Bryan R. Martin, Chief Executive Officer